QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three months ended March 31, 2016 and 2015, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2016	2015
Earnings:
Income before taxes	$83,565	$81,986
Fixed charges	71,985	74,712

Total earnings	$155,550	$156,698

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$71,971	$74,694
Estimate of the interest component of rental expense	14	18

Total fixed charges	$71,985	$74,712

Ratio of earnings to fixed charges	2.16	2.10

QuickLinks

  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES